

April 9, 2015

Via E-mail
Beth S. DeSimone
Executive Vice President,
Corporate Secretary and General Counsel
CommunityOne Bancorp
1017 E. Morehead Street
Charlotte, NC 28204

>   **Re: CommunityOne Bancorp**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed March 30, 2015**
>   **File No. 333-202617**

Dear Ms. DeSimone:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

Selling Shareholders, page 12

1.   We note your response to our comment. Please tell us whether any of the following selling shareholder are affiliates of broker-dealers:

- CCF FNBN, LLC

- Cohesive Capital Partners, L.P.

- McKenney Investments, LLC

- Newbury Equity Partners II, L.P.

- Oak Hill Capital Partners III, L.P.

- Oak Hill Capital Management Partners III, L.P.

- Pantheon Global Co-Investment Opportunities Fund, LP

With respect to any selling shareholder that is an affiliate of a broker-dealer, in the prospectus please disclose this status and state whether at the time of the purchase of the securities to be resold, the shareholder purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling shareholder as an underwriter.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich King

Dietrich King
Assistant Director

cc: David L. Nielsen